                                 CS FIRST BOSTON


July 21, 1995

Board of Directors
Peter Kiewit Sons', Inc.
1000 Kiewit Plaza
Omaha, NE 68131

Dear Sirs:

          You have advised us that Peter Kiewit Sons', Inc. ("PKS" or the "Company") proposes to cause its wholly owned subsidiary, Kiewit Diversified Group Inc. ("KDG" and, collectively with the Company and the Company's wholly owned subsidiary Kiewit Construction Group Inc., the "Companies"), to distribute to PKS (the "Distribution") all the shares of common stock, par value $.01 per share (the "MFS Common Stock"), of MFS Communications Company, Inc. ("MFS") and all the shares of a newly issued Series B convertible preferred stock, par value $.01 per share (the "MFS Preferred Stock"), of MFS held by KDG. You have also advised us that, immediately following the Distribution, PKS will distribute all the MFS Common Stock and the MFS Preferred Stock then held by it (the "Spin-Off") on a pro rata basis to the holders (the "Class D Stockholders") of the Class D Diversified Group Convertible Exchangeable Common Stock, par value $.0625 per share (the "Class D Common Stock"), of the Company.

          You have advised us that the Spin-Off will be consummated only if it can be effected on a tax-free basis, which is possible only if, prior to the Spin-Off, KDG holds at least 80% of the total voting power for the election of directors of MFS. Accordingly, in order to facilitate the Spin-Off, KDG proposes to exchange 2.9 million shares of MFS Common Stock currently held by it for 15 million shares of MFS Preferred Stock (the "MFS Exchange") prior to the Distribution. You have advised us that the Company has determined the MFS Exchange to be the most feasible method of facilitating the Spin-Off on a tax-free basis, and that the Spin-Off will qualify as a tax-free spin-off under
Section 355 of the Internal Revenue Code of 1986, as amended. In addition, you have advised us that the Company and MFS will take all action necessary to ensure that the MFS Common Stock and the MFS Preferred Stock to be received by the Class D Stockholders in the Spin-Off will not be "restricted securities" within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and will not be subject to restrictions on transfer under the Securities Act (other than restrictions imposed as a result of the holder being an "affiliate" (within the meaning of Rule 144(a)(1) under the Securities Act) of MFS).

          You have also advised us that, prior to the consummation of the Spin-Off, the holders (the "Class B Stockholders") of the Company's Class B Construction and Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock, par value $.0625 (the "Class B Common Stock"), and the holders (the "Class C Stockholders" and, collectively with the Class B Stockholders and the Class D Stockholders, the "Company Stockholders") of the Company's Class C Construction and Mining Group Nonvoting Redeemable Convertible Exchangeable Common Stock, par value $.0625 (the "Class C Common Stock"), will be given the opportunity to exchange their shares for shares of Class D Common Stock at an exchange ratio of .416598 shares of Class D Common Stock for each share of Class B Common Stock or Class C Common Stock (the "Common Stock Exchanges"). You have advised us that Class B Stockholders and Class C Stockholders who elect to exchange their shares will be required to do so during a period (the "Special Window Period") of at least 20 business days. You have advised us that you estimate that an aggregate of approximately three million shares of Class B Common Stock and Class C Common Stock will be exchanged for Class D Common Stock, and we have assumed, in any event, that less than an aggregate of six million shares of Class B Common Stock and Class C Common Stock will be exchanged for Class D Common Stock. We understand that, while the Company does not currently anticipate that it will be necessary to impose a limit on the amount of Class B Common Stock and Class C Common Stock that will be exchanged for Class D Common Stock, the Board of Directors of the Company has reserved the right to impose such a limit if it determines that the acceptance of all shares tendered for exchange would not be in the best interests of the Company or its stockholders. You have advised us that any such limit would be imposed on a pro rata basis.

          In addition, you have advised us that, during the Special Window Period, (a) the holders of the Company's 1990 Series Convertible Debentures due October 31, 2000 (the "1990 Series Debentures") will be given the opportunity to exchange such 1990 Series Debentures for approximately 24.8 shares of Class C Common Stock and approximately 24.8 shares of Class D Common Stock for each $1,000 principal amount of 1990 Series Debentures, (b) the holders of the Company's 1991 Series Convertible Debentures due October 31, 2001 (the "1991 Series Debentures") will be given the opportunity to exchange such 1991 Series Debentures for approximately 23 shares of Class C Common Stock and approximately 23 shares of Class D Common Stock for each $1,000 principal amount of 1991 Series Debentures, and (c) the holders of the Company's 1993 Series Class D Convertible Debentures due October 31, 2003 (the "1993 Series Debentures" and, collectively with the 1990 Series Debentures and the 1991 Series Debentures, the "Debentures"; the holders of the Debentures being collectively referred to as the

"Debentureholders") will be given the opportunity to exchange such 1993 Series Debentures for approximately 19.96 shares of Class D Common Stock for each $1,000 principal amount of 1993 Series Debentures (collectively, the "Debenture Exchanges").

          The Distribution, the Spin-Off, the MFS Exchange, the Common Stock Exchanges and the Debenture Exchanges will be described in the Company's joint prospectus with MFS to be distributed to the Company's Class B, Class C and Class D Stockholders and to the Debentureholders (the "Prospectus"). The Distribution, the Spin-Off, the MFS Exchange, the Common Stock Exchanges and the Debenture Exchanges, upon the terms, and subject to the conditions, set forth in the draft Prospectus referred to below are collectively referred to herein as the "Transactions".

          You have asked us to advise you with respect to the fairness, from a financial point of view, of the Transactions to the Company Stockholders.

          In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Companies and MFS. We have also reviewed a draft dated July 11, 1995 of the Prospectus, a draft dated June 2, 1995 of the Certificate of Designation for the MFS Preferred Stock and certain other information, including financial forecasts and pro forma financials, provided to us by the Companies and MFS, and have met with the managements of the Companies and MFS to discuss the businesses and prospects of the Companies and MFS, as well as the terms of the Transactions. We have also considered certain financial and stock market data of MFS, and we have compared that data with similar data for other publicly held companies in businesses similar to those of MFS. In addition, we have compared the financial terms of the MFS Preferred Stock with the financial terms of other securities and have considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant. We have also analyzed the financial benefits that will be afforded the Class D Stockholders as a result of the Spin-Off and we have considered the fact that the Class B Stockholders and Class C Stockholders will be given the opportunity, as a result of the Common Stock Exchanges, to exchange their shares of Class B Common Stock and Class C Common Stock for shares of Class D Common Stock prior to the Distribution and thereby to participate in the financial benefits of the SpinOff.

          In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information (including the information contained in the draft Prospectus) and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of each of the

Companies and MFS as to the future financial performance of each of the Companies and MFS, respectively. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of any of the Companies or MFS, nor have we been furnished with any such evaluations or appraisals. We have assumed that the Company will complete the Spin-Off as described in the draft Prospectus and that the consummation of the Transactions will not result in any default or similar event under any loan agreement, instrument of indebtedness or other contract of the Companies or MFS which will not be waived.

          We did not participate in the determination by the Company and MFS of the terms of any of the Transactions or the MFS Preferred Stock and have not been asked to consider alternative means of effecting a distribution of the MFS Common Stock or the MFS Preferred Stock to the Class D Stockholders. In addition, our opinion does not in any manner address or constitute a recommendation regarding the business decisions of the Company or MFS to effect the MFS Exchange or the Spin-Off or to offer the Special Window Period for the Common Stock Exchanges or the determination by the Company of the exchange ratio and other terms and conditions applicable to the Common Stock Exchanges. Furthermore, our opinion does not in any manner address or constitute a recommendation regarding the business decision of the Company to offer the Special Window Period for the Debenture Exchanges or the determination by the Company of the terms and conditions of the Debenture Exchanges. Although we understand that the Company intends to effect certain other transactions in connection with the Transactions, our opinion does not in any manner address or constitute a recommendation regarding the business decisions of the Company to effect, or the financial impact on the Company or any of its stockholders of, such other transactions. In addition, our opinion does not in any manner address or constitute a recommendation regarding whether Class B Stockholders or Class C Stockholders should elect to exchange their shares of Class B Common Stock and Class C Common Stock for shares of Class D Common Stock during the Special Window Period or whether Debentureholders should elect to exchange their Debentures for Class C Common Stock or Class D Common Stock, as the case may be, during the Special Window Period. Moreover, we express no opinion as to the market value of the MFS Preferred Stock upon receipt by KDG pursuant to the MFS Exchange or the prices at which the MFS Common Stock or the MFS Preferred Stock will trade subsequent to the MFS Exchange or the Spin-Off. The actual market value of the MFS Common Stock and the MFS Preferred Stock may vary depending upon changes in interest rates, dividend rates, market conditions, general economic conditions and other factors which generally influence the price of securities. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

          We have acted as the financial advisor to a special committee (the "Special Committee") of the Board of Directors of the Company constituted to review certain aspects of the Transactions and will receive a fee that is contingent upon our rendering a fairness opinion. In the past, CS First Boston performed certain investment banking services for the Company and received customary fees for such services. In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of MFS for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

          Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transactions are fair from a financial point of view to the Company Stockholders.

                              Very truly yours,

                              CS FIRST BOSTON CORPORATION


                              By:
                                 ---------------------------------------
                                   James B. Hoesley
                                   Managing Director